SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-27813]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 23, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April, 2009. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 19, 2009, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

BBH U.S. Money Market Portfolio [File No. 811-8842]
BBH Prime Institutional Money Market Fund, Inc. [File No. 811-10073]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On June 11, 2007, each applicant made a liquidating distribution to its shareholders, based on net asset value. Applicants incurred no expenses in connection with the liquidations.

Filing Date: The applications were filed on April 15, 2009.

Applicants' Address: 40 Water St., Boston, MA 02109.

NETS Trust [File No. 811-22140]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 20, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $88,000 incurred in connection with the liquidation were paid by Northern Trust Investments, N.A. ("NTI"), applicant's investment adviser. Applicant has receivables related to expected dividends and foreign tax reclaims totaling $65,000. The receivables are off-set by a liability to NTI, who advanced $65,000 to applicant on the date of the liquidation.

Filing Date: The application was filed on April 13, 2009.

Applicant's Address: 50 South LaSalle St., Chicago, IL 60603.

HealthShares ^{TM}, Inc. [File No. 811-21855]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 31, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $66,352 incurred in connection with the liquidation were paid by XShares Advisors LLC, applicant's investment adviser.

Filing Date: The application was filed on March 30, 2009.

Applicant's Address: 420 Lexington Ave., Suite 2550, New York, NY 10170.

Goldman Sachs Hedge Fund Partners Registered Fund, LLC [File No. 811-21376]

Summary: Applicant, a closed-end investment company and a feeder fund in a master-feeder structure, seeks an order declaring that it has ceased to be an investment company. On February 13, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $18,050 incurred in connection with the liquidation were paid or will be paid by Goldman Sachs Hedge Fund Strategies LLC, the master fund's investment adviser, or an affiliate.

Filing Date: The application was filed on March 23, 2009.

Applicant's Address: One New York Plaza, 39th Floor, New York, NY 10004.

Goldman Sachs Hedge Fund Partners Registered Master Fund, LLC [File No. 811-21721]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 13, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $21,650 incurred in connection with the liquidation were paid or will be paid by Goldman Sachs Hedge Fund Strategies LLC, applicant's investment adviser, or an affiliate.

Filing Date: The application was filed on March 23, 2009.

Applicant's Address: One New York Plaza, 39th Floor, New York, NY 10004.

Capital One Funds [File No. 811-5536]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 24, 2008, applicant transferred its assets to corresponding series of Fidelity Advisor Series 1, Fidelity Income Fund, Fidelity Colchester Street Trust and Fidelity Fixed Income Trust, based on net asset value. Expenses of $962,000 incurred in connection with the reorganization were paid by applicant's investment adviser, Capital One Asset Management, and its affiliates, and by Fidelity Management & Research Company, the investment adviser to the surviving fund.

Filing Dates: The application was filed on March 11, 2009, and amended on April 16, 2009.

Applicant's Address: 3435 Stelzer Rd., Columbus, OH 43219.

Domini Social Trust [File No. 811-5824]

Summary: Applicant, a master fund in a master-feeder structure, seeks an order declaring that it has ceased to be an investment company. On November 28, 2008, applicant's sole remaining feeder fund, Domini Social Investment Trust, redeemed its interest in applicant, based on net asset value. Applicant incurred no expenses in connection with its subsequent liquidation.

Filing Dates: The application was filed on February 13, 2009, and amended on April 17, 2009.

Applicant's Address: 536 Broadway, 7th Floor, New York, NY 10012.

Dreyfus California Intermediate Municipal Bond Fund [File No. 811-6610]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 5, 2007, applicant transferred its assets to Dreyfus Premier California Tax Exempt Bond Fund, Inc. (Class Z shares), based on net asset value. Expenses of $30,124 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser.

Filing Dates: The application was filed on September 4, 2008, and amended on April 14, 2009.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Aetos Capital Market Neutral Strategies Fund, LLC [File No. 811-21060]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 31, 2008, applicant transferred its assets to Aetos Capital Multi-Strategy Arbitrage Fund, LLC, based on net asset value. Expenses of $200,000 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on December 29, 2008, and amended on April 7, 2009.

Applicant's Address: c/o Aetos Capital, LLC, 875 Third Ave., New York, NY 10022.

New River Funds [File No. 811-21384]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 28, 2008, applicant's New River Core Equity Fund series made a liquidating distribution to its shareholders, based on net asset value. On November 6, 2008, applicant's New River Small Cap Fund series transferred its assets to Southern Sun Small Cap Fund, a series of Northern Lights Fund Trust, based on net asset value. Expenses of $283,338 incurred in connection with the liquidation and reorganization were paid by Third Security, LLC, the former parent of applicant's investment adviser, and SouthernSun Asset Management, Inc., applicant's sub-adviser.

Filing Dates: The application was filed on December 31, 2008, and amended on April 6, 2009.

Applicant's Address: 1881 Grove Ave., Radford, VA 24141.

Evergreen Investment Trust [File No. 811-4154]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to a corresponding series of Evergreen Money Market Trust, based on net asset value. Applicant paid the expenses incurred in connection with the reorganization.

Filing Date: The application was filed on October 2, 2008.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Mellon Institutional Funds Master Portfolio [File No. 811-7603]

Summary: Applicant, a master fund in a master-feeder structure, seeks an order declaring that it has ceased to be an investment company. On the last day of the fiscal year for each of applicant's feeder funds (September 19, 2007 for five of the feeder funds and October 25, 2007 for four of the feeder funds), each feeder fund redeemed its interest in applicant's corresponding master fund, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Dates: The application was filed on December 5, 2008 and amended on April 1, 2009.

Applicant's Address: BNY Mellon Financial Center, One Boston Pl., Boston, MA 02108.

U.S. Global Accolade Funds [File No. 811-7662]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 1, 2008, applicant transferred its assets to U.S. Global Investors Funds, based on net asset value. Expenses of $2,932,909 incurred in connection with the reorganization were paid by U.S. Global Investors, Inc., applicant's investment adviser.

Filing Dates: The application was filed on December 4, 2008 and amended on April 1, 2009.

Applicant's Address: 7900 Callaghan Rd., San Antonio, TX 78229.

AllianceBernstein Global Health Care Fund, Inc. [File No. 811-9329]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 31, 2008, applicant transferred its assets to AllianceBernstein Global Thematic Growth Fund, Inc., based on net asset value. Expenses of $227,000 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on February 24, 2009 and amended on March 31, 2009.

Applicant's Address: 1345 Avenue of the Americas, New York, NY 10105.

Heritage Income Trust [File No. 811-5853]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 10, 2008, applicant transferred its assets to Legg Mason Partners Income Trust, based on net asset value. Expenses of approximately $205,785 incurred in connection with the reorganization were paid by Heritage Asset Management, Inc., applicant's investment adviser, and Legg Mason Partners Fund Advisor, the acquiring fund's investment adviser.

Filing Dates: The application was filed on March 2, 2009, and amended on April 17, 2009.

Applicant's Address: 880 Carillon Parkway, St. Petersburg, FL 33716.

BBH Fund, Inc. [File No. 811-6139]
BBH Trust [File No. 811-3779]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On June 12, 2007, BBH Fund, Inc., a Maryland corporation, and BBH Trust, a Massachusetts business trust, transferred their assets to corresponding series of BBH Trust, a newly-organized Delaware statutory trust, based on net asset value. Expenses of $192,634 incurred in connection with the reorganizations were borne pro rata by the series of each applicant, based on net assets.

<u>Filing Date</u>: The applications were filed on April 15, 2009.

<u>Applicants' Address</u>: 40 Water St., Boston, MA 02109.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary